UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-69134

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Rehmann Financial Network, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4086 Legacy Parkway
(No. and Street)

Lansing	MI	48911
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Nicole Spitzley	517-316-2438	nicole.spitzley@rehmann.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Warren Averett LLC
(Name – if individual, state last, first, and middle name)

6 Concourse Parkway, Suite 600	Atlanta	GA	30328
(Address)	(City)	(State)	(Zip Code)

05/17/2005	2226
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Nicole Spitzley_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Rehmann Financial Network, LLC_____, as of 2/29_____, 2 024___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Taylor M Nokken
Notary Public State of Michigan
Ingham County
My Commission Expires 8/6/2029
Acting in the County of _Ingham_

Notary Public

Signature: [signature]

Title:
Chief Compliance Officer

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☑ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Rehmann Financial Network, LLC

Year Ended December 31, 2023

Financial Statements and Supplemental Information

Rehmann
EMPOWER YOUR PURPOSE

REHMANN FINANCIAL NETWORK, LLC

TABLE OF CONTENTS	PAGE

Warren Averett
CPAs AND ADVISORS

6 Concourse Parkway, Suite 600
Atlanta, GA 30328-5351
770.396.1100
warrenaverett.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Rehmann Financial Network, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Rehmann Financial Network, LLC as of December 31, 2023, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Rehmann Financial Network, LLC as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Rehmann Financial Network, LLC's management. Our responsibility is to express an opinion on Rehmann Financial Network, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Rehmann Financial Network, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedule I, Computation of Net Capital under Rule 15c3-1 and Schedule II, Other Information have been subjected to audit procedures performed in conjunction with the audit of Rehmann Financial Network, LLC's financial statements. The supplemental information is the responsibility of Rehmann Financial Network, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Rehmann Financial Network, LLC's auditor since 2014.

Warren Averett, LLC

Atlanta, Georgia
February 28, 2024

1

REHMANN FINANCIAL NETWORK, LLC

Statement of Financial Condition
December 31, 2023

Assets		
Cash - Chase	$	1,170,350
Prepaid Expenses		24,245
Total Assets	$	1,194,595
Liabilities and Member's Equity		
Liabilities		
Accounts Payable	$	6,658
Accounts Payable - Related Party		8,333
Total Liabilities		14,991
Member's Equity		
Paid in Capital - Rehmann Financial Network		107,140
Member's Equity		1,072,464
Total Member's Equity		1,179,604
Total Liabilities and Member's Equity	$	1,194,595

REHMANN FINANCIAL NETWORK, LLC

Statement of Income

Year Ended December 31, 2023

Income		
Broker - Dealer	$	476,178
Total Net Fees		476,178
Salaries		
Payroll Expense		52,284
Payroll Expense - Advisors		95,221
Payroll Taxes		2,472
Total Salaries		149,977
Personnel		
401(k) Expense		960
Group Insurance Benefits		2,556
Professional Dues		384
Professional Education		708
Employee Relations		528
Total Personnel		5,136
Facilities		
Rent		4,872
Overhead Allocation		4,248
Total Facilities		9,120
Computer Facilities		
Computer Licenses		55,072
Total Computer Facilities		55,072
Other Operating Expenses		
Insurance		3,662
Subscription Publication Service		3,909
License Fees		30,336
Office Supplies and Expenses		240
Telephone		396
Professional Services		47,067
Auto and Travel Expense		2,508
Total Other Operating Expenses		88,118
Total Expenses		307,423
Net Income	$	168,755

REHMANN FINANCIAL NETWORK, LLC

Statement of Changes in Member's Equity
Year Ended December 31, 2023

Balance at December 31, 2022	$	1,010,849
Contributions		-
Distributions		-
Net Income		168,755
Balance at December 31, 2023	$	1,179,604

REHMANN FINANCIAL NETWORK, LLC

Statement of Cash Flows
Year Ended December 31, 2023

Cash from Operating Activities		
Net Income	$	168,755
Adjustments to Reconcile Net income to Net Cash Provided by Operating Activities		
Changes in Operating Assets and Liabilities Which Provided (Used) Cash		
Accounts Receivable		-
Prepaid Exepenses		(762)
Accounts Payable		(2,271)
Accounts Payable - Related Party		835
Net Cash Provided by Operating Activities		166,557
Net Increase in Cash		166,557
Cash, Beginning of Year		1,003,793
Cash, End of Year	$	1,170,350

REHMANN FINANCIAL NETWORK, LLC

NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General Organization and Business: Rehmann Financial Network, LLC (the “Company”) was incorporated in Michigan on July 9, 2012. The Company is a registered broker-dealer under the Securities Exchange Act of 1934. The Company is a wholly-owned subsidiary of Rehmann Financial Group, (“RFG”) a Michigan LLC. The Company started operations on April 16, 2014. The Company engages in the sale of Mutual Funds and Variable Annuities via “subscription way”/”application way” basis (aka “check and ap”). Mutual funds and variable annuities will be processed via third-party applications and checks or wires made out to the third-party fund company via a “subscription way basis”. The Company does not hold customer funds or safekeep customer securities. The firm does not have a clearing agreement.

Basis of Accounting: The Company prepares its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Revenue Recognition: Commission revenue is predominantly income received from other third party broker dealers and insurance carriers that is recognized when the terms of the sale of products and services to customers are substantially complete and collectability of the income is probable and determinable.

Income Taxes: The Company’s income or loss is reported on the member’s tax return. Accordingly, the financial statements do not include a provision for income taxes.

Management does not believe there are any uncertain tax positions as defined by Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740 *Accounting for Income Taxes*. The Company could be subject to income tax examinations for its U.S. Federal and state tax filings for tax years 2020 to 2022, which are still open under the statute of limitations.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash: As of December 31, 2023, the Company did not hold any cash equivalents. The Company maintains balances with banks in excess of federally insured limits. Management believes the exposure to loss from such balances to be minimal. As of December 31, 2023, the Company’s uninsured cash balance was approximately $920,350.

Fair Value of Financial Instruments: The Company estimates that the fair value of any financial instruments recognized on the statement of financial condition approximates their carrying value, as such financial instruments are short term in nature. Other assets and liabilities with short and intermediate-term maturities and defined settlement amounts, including receivables, payables and accrued expenses are reported at their contractual amounts, with approximate fair value.

Subsequent Events: The Company has evaluated events and transactions that occurred between December 31, 2023 and February ___28___, 2024 which is the date the financial statements were issued, for possible recognition or disclosure in the financial statements and no matters were required to be recognized or disclosed in the financial statements.

REHMANN FINANCIAL NETWORK, LLC

NOTES TO FINANCIAL STATEMENTS

2. NET CAPITAL REQUIREMENT

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company has elected to operate under that portion of the Rule which requires that the Company maintain "net capital" equal to the greater of $5,000 or $6\,2/3\%$ of "aggregate indebtedness," as those terms are defined in the Rule. Schedule I is included in the Supplemental Information of this report.

Net capital and aggregate indebtedness changes from day-to-day, but as of December 31, 2023, the Company had net capital of $1,140,359 which exceeded the minimum net capital requirement on that day of $5,000 by $1,135,359. The Company's ratio of aggregate indebtedness to net capital was 0.01 to 1.

3. RELATED PARTY TRANSACTIONS

The Company is a member of a group of affiliated companies and has material transactions and relationships with members of the group. Due to these relationships, it is possible that the terms of these transactions are not the same as those that would result among unrelated parties.

(a) Transactions with Rehmann Financial Group

RFG pays substantially all the accounts payable and payroll on behalf of the Company and RFG is reimbursed on a routine basis. RFG also provides general overhead services to the Company, such as (but not limited to) the cost of processing centralized accounts payable and payroll, as well as accounting and financial planning services which are charged by RFG. At December 31, 2023, the net amount of cash owed by the Company to RFG was $8,333 and is included in accounts payable – related party on the statement of financial condition.

4. DEFINED CONTRIBUTION PLAN

Defined Contribution Plan: The Rehmann, LLC 401(k) Plan covers substantially all employees of the Company. Rehmann matches 30% of each participant's contributions not in excess of 10% of their compensation for each pay period.

REHMANN FINANCIAL NETWORK, LLC

Computation of Net Capital per Rule 15c3-1 (Schedule I)
December 31, 2023

Computation of Net Capital

Total member's equity	$	1,179,604
Deduct non-allowable assets		(24,245)
Other deductions		(15,000)
Net capital	$	1,140,359

Computation of Aggregate Indebtedness

Total aggregate indebtedness	$	14,991

Computation of Minimum Net Capital Requirement

Net capital	$	1,140,359

Minimum net capital to be maintained (greater of $5,000 or 6 2/3% of total aggregate indebtedness)	5,000
Net capital in excess of requirement $	1,135,359
Percentage of aggregate indebtedness to net capital	1.31%

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between this computation of net capital and the corresponding computation prepared by Rehmann Financial Network, LLC for inclusion in the Company's unaudited Part IIA FOCUS Report (Form X-17A-5) as of December 31, 2023, as filed on January 16, 2024.

See accompanying report of independent registered public accounting firm.

REHMANN FINANCIAL NETWORK, LLC

Other Information - (Schedule II)

December 31, 2023

A) COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2023

The Company is claiming an exemption under k(1) pursuant to Rule 15c3-3 as the company does not take possession or control of accounts for customers.

B) INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2023

The Company is is claiming an exemption under k(1) pursuant to Rule 15c3-3 as its conducts only a limited business in mutual funds and/or variable annuities. As such, the Company does not take possession or control of accounts for customers

C) STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS AS OF DECEMBER 31, 2023

The statement of changes in liabilities subordinated to claims of general creditors has been omitted since Rehmann Financial Network, LLC had no such liabilities outstanding at the beginning of the year, during the year or at year end.

Rehmann
EMPOWER YOUR PURPOSE

February 28, 2024

Warren Averett
Six Concourse Parkway
Suite 600
Atlanta, GA 30338N

Rehmann Financial Network, LLC.'s Exemption Report

Rehmann Financial Network, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Corporation states the following:

(1) Pursuant to SEC Rule 15c3-3(k)(1), the Company is claiming an exemption from SEA Rule 15c-3-3 throughout the period from January 1, 2023 through December 31, 2023, without exception.

(2) The Company adhered to the net capital requirement pursuant to SEC Rule 15c3-1(1)(2)(vi) and did not receive or hold customers' funds or securities and did not carry customers' accounts.

The above statement is true and correct to the best of my and the Company's knowledge.

Name: Nicole Spitzley
Title: Chief Compliance Officer

A member of Nexia International

4086 Legacy Parkway, Lansing, MI 48911 517.316.2400

6 Concourse Parkway, Suite 600
Atlanta, GA 30328-5351
770.396.1100
warrenaverett.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Rehmann Financial Network, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to paragraph (k)(1) of SEA Rule 15c3-3, in which (1) Rehmann Financial Network, LLC (the Company) identified the following provision of 17 C.F.R. §15c3-3(k) under which Rehmann Financial Network, LLC claimed the following exemption from 17 C.F.R. §240.15c3-3: (k)(1) and (2) Rehmann Financial Network, LLC stated that Rehmann Financial Network, LLC met the identified exemption provision throughout the most recent fiscal year without exception. Rehmann Financial Network, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Rehmann Financial Network, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Warren Averett, LLC

Atlanta, Georgia
February 28, 2024

11